UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

A Blue Egg Corporation

Legal status of Issuer:

   Form:

   Corporation

   Jurisdiction of Incorporation/Organization:

   Delaware

   Date of Organization:

   June 20, 2006

Physical Address of Issuer:

230 Park Ave., 3rd Floor–West, New York, NY 10169

Website of Issuer:

www.ablueegg.com

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,070,000

Deadline to reach the Target Offering Amount:

April 30, 2022

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

1

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$233,366	$209,641
Cash & Cash Equivalents	$3,211	$1,243
Accounts Receivable	$0	$0
Inventory	$11,000	$11,000
Short-term Debt	$397,073	$395,172
Long-term Debt	$0	$0
Revenues/Sales	$134,886	$39,459
Cost of Goods Sold*	$66,635	$2,281
Taxes Paid	$0	$0
Net Income	$21,824	$16,624

*"cost of revenues" in financials

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

November 30, 2021

A BLUE EGG CORPORATION



Up to $1,070,000 of Crowd SAFE (Simple Agreement for Future Equity)

A Blue Egg Corporation ("**Blue Egg**", the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by April 30, 2022 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$250	$15.00	$235.00
Maximum Individual Purchase Amount (3)(4)	$107,000	$6,420	$100,580
Target Offering Amount	$25,000	$1,500	$23,500
Maximum Offering Amount	$1,070,000	$64,200	$1,005,800

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

(4)   Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

**NOTICE REGARDING THE ESCROW AGENT**

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.ablueegg.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://republic.co/blue-egg-corp.

The date of this Form C is November 30, 2021.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

A Blue Egg Corporation is a holding company incorporated in Delaware as a corporation on June 20, 2006.

The Company is located at 230 Park Ave., 3rd Floor–West, New York, NY 10169.

The Company's website is www.ablueegg.com.

The Company conducts business in the United States and sells products and services through the internet throughout the United States and internationally.

The Company conducts its business through its wholly-owned subsidiaries, RW Home LLC, a Delaware limited liability company formed on January 8, 2007 ("**RW Home**"); Clean Design Home Inc., a Delaware corporation incorporated on October 4, 2021 ("**Clean Design Home**"); and Grenier Holdings LLC, a Delaware limited liability company formed on June 29, 2020 ("**Grenier Holdings**").

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/blue-egg-corp and is attached as <u>Exhibit B</u> to this Form C.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000*
Maximum Amount of the Securities Offered	1,070,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	1,070,000*
Price Per Security	$1.00
Minimum Individual Purchase Amount	$250+
Maximum Individual Purchase Amount	$107,000
Offering Deadline	April 30, 2022
Use of Proceeds	See the description of the use of proceeds on page 14 hereof.
Voting Rights	See the description of the voting rights on page 26.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2021 and into the future due to COVID-19, the Company's revenue has been adversely affected.

The interior design industry might be affected by general economic decline and this could adversely affect our operating results and could lead to lower revenues than expected.

The interior design industry might be affected by general economic decline. Any downturn or delay in growth of the housing market may materially and detrimentally affect this offering or the results of our operations. We expect that this could also lead to lower revenues than expected in which case the value of the Company would likely decline and the Company's revenue would be adversely affected.

The construction of modular homes industry is highly competitive, and such competition may increase the adverse effects of industry conditions, including the consolidation of the industry.

We operate in a very competitive environment characterized by competition from numerous local, regional and national home builders. We may compete for financing, raw materials and skilled management and labor resources. A decline in modular home construction could adversely affect demand for our modular units and our results of operations. Increased competition could require us to further increase our selling incentives and/or reduce our prices, which could negatively affect our profits. We may be unable to successfully expand into or compete in the markets in new geographic areas. In addition, while we believe our strategies may improve our competitive position by potentially expediting reviews and approvals by state and local building departments and certifying our specific quality control and design acceptance criteria, there is no assurance that it will have the desired impact.

There can be no assurance that our modular home construction and design techniques and expertise will achieve market acceptance and grow; thus, the future of our business and the modular home industry as a whole is uncertain.

There can be no assurance that we will achieve market acceptance for our technology and expertise or that the modular home construction design market will grow. Our business may be disrupted by the introduction of new products and services and is subject to changing consumer preferences and industry trends, which may adversely affect our ability to plan for the future development and marketing of our products and services. Although our modular home construction services have particular applications in a wide variety of market segments, there is no assurance that we

will be able to expand our relationship within such market segments or, even if we do, that general market acceptance for our technology and expertise or our modular home designs will continue to increase.

Government regulations and legal challenges may delay the start or completion of our modular home design projects, increase our expenses or limit our modular home design services, which could have a negative impact on our operations.

Various domestic rules and regulations concerning building, zoning, sales and similar matters apply to and/or affect the modular home design industry. Governmental regulation affects construction activities, as well as sales activities, mortgage lending activities and other dealings with consumers. These industries also have experienced an increase in state and local legislation in the United States and regulations that limit the availability or use of land. Municipalities may also restrict or place moratoriums on the availability of utilities, such as water and sewer taps. In some areas, municipalities may enact growth control initiatives, which restrict the number of building permits available in a given year. In addition, we may be required to apply for additional approvals or modify any then-existing approvals because of changes in local circumstances or applicable law. If governments in locations in which we operate take actions like the ones described, they could adversely affect our business by causing delays, increasing our costs or limiting our ability to operate in those areas. Further, we may experience delays and increased expenses as a result of legal challenges to our proposed projects, whether brought by governmental authorities or private parties. Failure to comply with laws or regulations applicable to or affecting us, or the passage in the future of new and more stringent laws affecting us, may adversely affect our financial condition or results of operations.

The dangers inherent in our operations, such as disruptions to facilities and project sites, and the limits on insurance coverage could expose us to potentially significant liability costs and materially interfere with the performance of our operations.

Modular construction involves operating hazards that can cause personal injury or loss of life, severe damage to and destruction of property and equipment and suspension of operations, including, but not limited to, natural or man-made disruptions to our facilities and project sites. The failure of such structures during and after installation can result in similar injuries and damages. There can be no assurance that we will be able to obtain or maintain adequate insurance at rates we consider reasonable, or that any insurance coverage will be adequate to cover future claims that may arise. In addition, changes in the insurance industry have generally led to higher insurance costs and decreased availability of coverage. The availability of insurance that covers risks we and our competitors typically insure against may decrease, and the insurance that we are able to obtain may have higher deductibles, higher premiums and more restrictive policy terms.

Decreases in the construction of modular and manufactured homes could adversely affect our business, financial condition, results of operations and cash flows.

Concerns over the affordability of housing increase due to rising mortgage interest rates or home prices may impact consumer's decision to purchase modular or manufactured homes. To the extent these types of homes become less popular among homebuyers, it may reduce our construction and design activity.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research,

development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of (i) 12,000,000 shares of common stock, of which 2,426,243 shares of Class A Common Stock are issued and outstanding and 2,130,000 shares of Class B Common Stock are issued and outstanding, and (ii) 2,000,000 shares of preferred stock. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that

others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters."

Prior to filing this Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit E. Some of these communications may not have included proper disclaimers required for "testing the waters"

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not

in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain

instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities. Upon the conversion of the Securities into CF Shadow Securities (which cannot be guaranteed), the holders of the CF Shadow Securities will be required to enter into a proxy with the Intermediary or its designee to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary or its designee to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and would be required to enter into a proxy that allows the Intermediary or its designee to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as <u>Exhibit C</u>.

A Crowd SAFE holder may lose their right to any appreciation or return on investment due to defaulting on certain notice and require action requirements in such Crowd SAFE; failure to claim cash set aside in this case may result in a total loss of principal.

The Crowd SAFE offered requires a holder to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion or termination of the Crowd SAFE, in connection with an Equity Financing or Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company. Failure to make a timely action may result in the Company declaring that the Investor is only eligible to receive a cash payment equal to their Purchase Amount (or a lesser amount in certain events). While the Company will set aside such payment for the investor, such payment may be subject to escheatment laws, resulting in a total loss of principal if the Investor never claims their payment.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have

been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Robin Wilson created a licensed brand over the past 20 years that has focused on eco-conscious products from the foundation to the furnishings. Recently, she was selected as one of the INC magazine 'Top 100 Female Founders' (2020) and her newly trademarked brand, CLEAN DESIGN HOME was licensed by WestPoint Home and will be the first Black textile brand launched internationally at retail in the US, UK and Japan. Additionally, her firm is working with a hotel group to handle procurement and interior design. She has also begun to license the brand for textiles, furniture and modular home designs. She will announce in 2022 that she is working with a developer on a 100-acre subdivision in Texas. This conglomerate focuses on 'everything home' for hypoallergenic and eco-friendly products.

Business Plan

According to McKinsey & Company, "*We estimate the global wellness market at more than $1.5 trillion, with annual growth of 5 to 10 percent.*" We have been licensed to WestPoint Home, one of the largest manufacturers and distributors of textiles globally. The bedroom linen segment led the global market with a value of $32.13 billion in 2018. Bedspreads, blankets, and pillows and pillow covers were the highest selling products, which helped the segment maintain the dominant position in the market. The bathroom linen segment is expected to register the fastest compound annual growth rate ("**CAGR**") of 5.02% over the forecast period. The global home textile market size is expected to gain market growth in the forecast period of 2021 to 2025, with a CAGR of 2.9% and is expected to reach $174 billion by 2025, from USD $155.5 billion in 2021.

We have an exclusive launch at Macy's in January 2022, followed by a show on a home shopping channel in February 2022, and a global launch in the United Kingdom and Japan markets. As we expand brand awareness, we will continue to license the Company to other categories that focus on the home and hypoallergenic sector.

In addition, we have partnered to build a residential subdivision with a luxury builder who is planning to license the Company for the designs. Our holistic approach will ensure that our products are sold at retail, online and will be photographed in design magazines and featured in model homes for developers. Plus, we have hospitality clients who have used the Company to procure their textiles, resulting in large injections of orders and cash flow. Our business is profitable and will only grow in brand awareness.

The Company's Products and/or Services

Product / Service	Description	Current Market
RW HOME	Interior Design and Intellectual property (publishing, speaking)	Interior design: Direct-to-consumer market (homeowners) and Direct-to-business market (hotels) Publishing/Speaking: Direct-to-consumer
CLEAN DESIGN HOME	Licensing across categories	Direct-to-consumer market across demographics
GRENIER HOLDINGS	Real estate development	Concept design: Direct-to-Consumer Modular design: Direct-to-Business

Competition

The markets in which our products and services are sold are highly competitive. Our products and services compete against similar products and services of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products and services, we compete against other brands.

Several key competitors in the marketplace have the advantage of prior funding to build their brands, and they have direct-to-consumer web and retail storefront operations. The company addresses the gap not served well by other brands - affordability. Our hypoallergenic, eco-friendly options are sold in multiple venues and the CLEAN DESIGN HOME brand has begun to resonate in the marketplace for both licensing and recognition by consumers. We find that our website traffic is by multigenerational retail consumer demographic since 60 million Americans suffer from asthma or allergies. The other players include: Brooklinen, Coyuchi, Parachute, Claritin – however, our brand is marketable in multiple categories.

Customer Base

We generate revenue from three areas: direct to consumer (interior design, online sales), direct to business (licensed products to hotels) and cross-category with our interior design and hotel procurement.

Supply Chain

Our licensing partners manage the manufacturing, distribution and supply chain, resulting in little to no inventory. We maintain some limited items to send to media who wish to receive samples – with the resulting exposure benefitting the Company.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
6336794*	CLEAN DESIGN HOME	SERVICE MARK	6/23/2020	4/27/2021	UNITED STATES
90777237*	LOGO	SERVICE MARK	6/16/2021	N/A	UNITED STATES

*Registrant is RW Home, a wholly-owned subsidiary of the Company.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$64,200
Marketing/Branding PR	25%	$6,250	25%	$267,500
Key Staff Hires	25%	$6,250	25%	$267,500
Real Estate Partnership	15%	$3,750	15%	$160,500
Social Media	5%	$1,250	5%	$53,500
Private Label Deals	10%	$2,500	10%	$107,000
Operations	14%	$3,500	14%	$149,800
Total	**100%**	**$25,000**	**100%**	**$1,070,000**

Marketing/Branding PR: The Company has hired a public relations firm to strategically guide the brand exposure on social media, television and in print publications; plus, review of websites to ensure SEO and KPI to impact brand awareness.

Key Staff Hires: The Company intends to utilize approximately 25% of the proceeds from the Offering to hire new employees to grow and scale the business of the Company.

Real Estate Partnership: The Company intends to use a create an equity funding position allowing us to partner in subdivision development using modular building technology for return on investment – with our products featured in model units.

Private Label Deals: Revenue is exponentially possible when the Company selects partners and adds our brand to the items, allowing us to receive more than a percentage of sales.

Operations: The Company needs to hire a person to help us create processes to improve sequence for distribution, order processes and customer experience; plus, the Company needs to streamline and automate business operations.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

In order to build the Company, we will have to use extensive funding to create brand awareness, and to protect the brand.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Directors

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Robin Wilson	Founder, Director and Chief Executive Officer	CEO, RW Home LLC (2018-Present), primarily responsible for the Company's strategy, management, fiscal and budgetary planning.	New York University (2003) and University of Texas at Austin (1992)
Charlene Jackson	Director	Global Chief Diversity, Equity & Inclusion Officer, Iron Mountain (2021 – present); National Director Affiliate Services, Girls Inc., (2017-2021), in each instance, primarily responsible for Human Resources, management, compliant and strategic planning.	Harvard Law School, JD (1990); Claremont Graduate University, MBA (1987); Claremont McKenna College, BA (1987)
Nora Ryan	Director	Executive Director, Kings County Tennis League (2021); Former Chief of Staff, EVP, and EPIX of MGM Studios (2009-2019), in each instance, primarily responsible for media, strategy and oversight services.	Columbia University (1981) and Western Michigan University (1977)
James Offutt	Director	Previous Executive Vice President, COACH (Retired for the last 3 years).	University of Alabama (Attended)

Biographical Information

Robin Wilson:
Chief Executive Officer of RW Home LLC from 2018 to Present. Robin obtained a Masters in Real Estate Finance from New York University in 2003 and a Bachelor of Arts from the University of Texas at Austin in 1992.

Charlene Jackson:
Management Executive with a unique blend of Fortune 100, entrepreneurial and nonprofit experience. Skilled at leading transformational culture change, developing and implementing impactful diversity, equity and inclusion strategies, effecting and managing change in complex organizations, translating strategic vision into tactical implementation, managing multiple and competing priorities, achieving growth objectives, driving operational excellence, providing excellent internal and external client service, building strong management teams, and promoting a culture that embraces integrity, excellence, innovation, client service, inclusion and professionalism.

  Iron Mountain, Global Chief Diversity, Equity & Inclusion Officer: Member of the global leadership team charged with developing the company's global DEI strategy focused on embedding a culture of belonging that attracts and engages world-class diverse talent, while setting a standard of excellence that deepens the company's commitment through tangible and equitable business practices and outcomes throughout its global business. Spearheading the process of reviewing and revising the systems, policies, processes and practices to ensure our structures facilitate inclusiveness that enable employees to bring their authentic selves to do their best work

  GIRLS INC. – National Director Affiliate Services: Member of the executive management team of Girls Inc., a nonprofit organization that inspires all girls to be "Strong, Smart, and Bold" through direct service and advocacy. The organization equips girls with the skills to navigate through economic, gender, and social barriers and

to grow up as independent individuals. Girls Inc. serves over 150,000 girls through 77 affiliate organizations in the U.S. and Canada.

Nora Ryan:
Nora is currently the Executive Director of Kings County Tennis League. She was the Former Chief of Staff, Executive Vice President, and EPIX of MGM Studios from 2009 to 2019. Nora obtained an MBA from Columbia University in 1981 and a Bachelor of Arts from Western Michigan University in 1977.

James Offutt:
James was the previous Executive Vice President at COACH. He is currently retired.
University of Alabama, Attended

Officers

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Robin Wilson	Founder, Director and Chief Executive Officer	CEO, RW Home LLC (2018-Present), primarily responsible for the Company's strategy, management, fiscal and budgetary planning.	New York University (2003) and University of Texas at Austin (1992)

Biographical Information

Robin Wilson:
Chief Executive Officer, RW Home LLC, from 2018 to Present. Robin obtained a Masters in Real Estate Finance from New York University in 2003 and a Bachelor of Arts from the University of Texas at Austin in 1992.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

The Certificate of Incorporation further provides, "(a) To the fullest extent permitted by the Delaware General Corporation Law as the same exists or as may hereafter be amended, a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Neither any amendment nor repeal of this Article, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article, shall eliminate or reduce the effect of this Article in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision" and "(b) The corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director, officer or employee of the corporation or any predecessor of the corporation to the same extent as permitted under subparagraph (a) above."

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 12,000,000 shares of common stock, par value $0.0001 per share, consisting of 9,500,000 shares of Class A Common Stock (the "**Class A Common Stock**") and 2,500,000 shares of Class B Common Stock (the "**Class B Common Stock**," and together with the Class A Common Stock, the "**Common Stock**") and 2,000,000 shares of preferred stock, par value $0.0001 per share (the "**Preferred Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 2,426,243 shares of Class A Common Stock are issued and outstanding and 2,130,000 shares of Class B Common Stock are issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Class A Common Stock
Amount Outstanding	2,426,243
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Class A Common Stock which may limit, dilute or qualify the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	43.61%

Type	Class B Common Stock
Amount Outstanding	2,130,000
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
Other Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Class B Common Stock which may limit, dilute or qualify the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	38.28%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	2007 Stock Purchase and Option Plan
Amount Authorized / Amount Outstanding	1,000,000 / 44,500
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may increase the number of shares reserved in the option pool which may limit, dilute or qualify the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	17.97%

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	Legal Bills
Creditor	Patterson Belknap Webb Tyler
Amount Outstanding	$250,000
Interest Rate and Amortization Schedule	None
Description of Collateral	Non-collateralized
Other Material Terms	None
Maturity Date	None
Date Entered Into	Various

Type	Accounting Fees
Creditor	Steven Del Santo, CPA
Amount Outstanding	$13,425
Interest Rate and Amortization Schedule	None
Description of Collateral	Non-collateralized
Other Material Terms	None
Maturity Date	None

Date Entered Into	Various

Type	Business Line of Credit
Creditor	Bank of America
Amount Outstanding	$6,000
Interest Rate and Amortization Schedule	Various
Description of Collateral	Non-collateralized
Other Material Terms	45-day revolving credit card with no interest on charges for the first 45 days
Maturity Date	None
Date Entered Into	2020

Type	Unsecured Loan
Creditor	Shareholder
Amount Outstanding	$91,954
Interest Rate and Amortization Schedule	None
Description of Collateral	None
Other Material Terms	None
Maturity Date	None
Date Entered Into	2019

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Robin Wilson	2,224,454 shares of Class A Common Stock 2,130,000 shares of Class B Common Stock	95.57%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

A Blue Egg Corporation (the "**Company**") was incorporated on June 20, 2006 under the laws of the State of Delaware, and is headquartered in New York, NY.

The Company conducts its business through its wholly-owned subsidiaries, RW Home LLC, a Delaware limited liability company formed on January 8, 2007 ("**RW Home**"); Clean Design Home Inc., a Delaware corporation incorporated on October 4, 2021 ("**Clean Design Home**"); and Grenier Holdings, LLC, a Delaware limited liability company formed on June 29, 2020 ("**Grenier Holdings**"). Our financial statements include the financial results of RW Home and Grenier Holdings.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $3,211 and $1,243 of cash on hand, respectively.

As of October 31, 2021 the Company had an aggregate of $11,000 in cash and cash equivalents, leaving the Company with approximately six to eight months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy. The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have not made any issuances of securities within the last three years. See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has not conducted any qualifying transactions with related persons during the relevant period, except as follows:

- At various times in 2020 and 2019, the Company provided advances to its Chief Executive Officer and Director, Robin Wilson, without any formal repayment terms. AS of December 31, 2020 and December 31, 2019, cumulative advances totaled $210,561 and $188,804, respectively. These advances have no interest rate or specific maturity date.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by April 30, 2022 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $250 and the maximum amount that an Investor may invest in the Offering is $107,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments).

Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the amount committed as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C and the Crowd SAFE instrument attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle Investors to any dividends.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $1,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are non-voting securities otherwise identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $9,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the securities sold in such Equity Financing.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE, as contemplated above in connection with an Equity Financing, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert the Crowd Safe to capital stock, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the Company's undergoing an **IPO** (as defined below) of its Capital Stock or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) the quotient of $9,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (x) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (y) any Safes; (z) convertible promissory notes; and (aa) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the

Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE or (ii) notify Company of its selection to receive the cash payment or shares of the most recently issued capital stock, as contemplated above in connection with a Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights.

The Company does not have any voting agreements in place.

The Company has eleven shareholder agreements in place with Leah Treadwell, Hope Knight entered into on June 23, 2007, James Offutt entered into on June 8, 2007, Nora Ryan entered into December 17, 2007, Virginia Bachman entered into on June 6, 2007, Cheryl Dorsey entered into on October 10, 2007, Maurice DuBois entered into on March 31, 2008, Jane Krenitsky entered into on March 11, 2008, Gloria Reuben entered into on April 21, 2009, Robin Wilson entered into on September 18, 2007, and Margaret Treadwell entered into on June 23, 2007.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.

- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the offering.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Robin Wilson
_____
(Signature)

Robin Wilson
_____
(Name)

Chief Executive Officer
_____
(Title)

November 30, 2021
_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Robin Wilson
_____
(Signature)

Robin Wilson
_____
(Name)

Director
_____
(Title)

November 30, 2021
_____
(Date)

/s/ Nora Ryan
_____
(Signature)

Nora Ryan
_____
(Name)

Director
_____
(Title)

November 30, 2021
_____
(Date)

/s/ James Offutt
_____
(Signature)

James Offutt
_____
(Name)

Director
_____
(Title)

November 30, 2021
_____
(Date)

/s/ Charlene Jackson
_____
(Signature)

Charlene Jackson
_____
(Name)

Director
_____
(Title)

November 30, 2021
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

A BLUE EGG CORPORATION

AND SUBSIDIARIES

Consolidated Financial Statements

(Unaudited)

December 31, 2020 and 2019

A BLUE EGG CORPORATION AND SUBSIDIARIES
BALANCE SHEET
DECEMBER 31, 2020 and 2019
(unaudited)

	2020	2019
ASSETS		
Current Assets:		
Cash and cash equivalents	3,211	1,243
Accounts receivable	-	-
Inventory	11,000	11,000
Other Current Assets	-	-
Total Current Assets	14,211	12,243
Shareholder receivable	210,561	188.804
Intangible Assets, net	5,989	5,989
Fixed Assets, net	2,605	2,605
TOTAL ASSETS	233,366	209,641
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Current liabilities:		
Accounts payable	270,159	269,143
Other current liabilities	34,960	34,960
Deferred Revenue	-	-
Loan Payable – related party	91,954	91,069
Total Current Liabilities	397,073	395,172
Long term liabilities:		
Convertible notes	-	-
TOTAL LIABILITIES	397,073	395,172
Stockholders' Equity:		
Common Stock: Class A, $.0001 par value, 9,500,000 shares authorized, 2,426,243 shares issued and outstanding; Class B, $.0001 par value, 2,500,000 shares authorized, 2,130,000 shares issued and outstanding as of December 31, 2020 and 2019	152,207	152,207
Additional Paid in Capital	205,254	205,254
Additional Paid in Capital - Stock Options	-	-
SAFEs	-	-
Preferred Stock, -0- shares authorized, -0- shares issued and outstanding at December 31, 2020 and 2019.	-	-
Retained earnings (deficit)	(542,992)	(559,616)
Net Income	21,824	16,624
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)	(163,707)	(185,531)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	233,366	209,641

A BLUE EGG CORPORATION AND SUBSIDIARIES
STATEMENT OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(unaudited)

	2020	2019
Revenues	134,886	39,459
Less: Discounts and refunds	-	-
Cost of revenues	66,635	2,281
Gross Profit	68,251	37,178
Operating Expenses:		
General and administrative	14,228	14,727
Sales and marketing	31,062	5,775
Total Operating Expenses	45,290	20,502
Operating Income	22,961	16,676
Interest Expense	-	-
Amortization Expense	-	-
Other Expenses – tax expense	1,137	52
Net Income	21,824	16,624

A BLUE EGG CORPORATION AND SUBSIDIARIES
STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE PERIOD ENDING DECEMBER 31, 2019 AND DECEMBER 31, 2020
(unaudited)

	Common Stock (Shares)	Common Stock (Value)	Stock Options	Additional Paid in Capital	Retained Earnings (Deficit)	Total Stockholders' Equity (Deficit)
Balance as of January 1, 2019	4,556,243	152,207	-	205,254	(559,616)	(202,155)
Issuance of Common Stock	-	-	-	-	-	-
Net Income	-	-	-	-	16,624	16,624
Balance as of December, 31, 2019	4,556,243	152,207	-	205,254	(542,992)	(185,531)
Issuance of Common Stock	-	-	-	-	-	-
Issuance of SAFE	-	-	-	-	-	-
Net Income	-	-	-	-	21,824	21,824
Balance as of December, 31, 2020	4,556,243	152,207	-	205,254	(521,168)	(163,707)

A BLUE EGG CORPORATION AND SUBSIDIARIES
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2020 and 2019
(Unaudited)

	2020	2019
Operating Activities		
Net Income	21,824	16,624
Adjustments to reconcile net income		
to net cash provided by operations:		
Depreciation and amortization	-	-
Changes in operating assets and liabilities:		
(Increase) Decrease in Accounts Receivable	-	-
(Increase) Decrease in Inventory	-	-
(Increase) Decrease in Other Current Assets	-	-
Increase (Decrease) in Accounts Payable	1,016	608
Increase (Decrease) in Other current liabilities	-	-
Increase (Decrease) in Deferred Revenue	-	-
Net cash provided by operating activities	22,840	17,232
Investing Activities		
Purchase of fixed assets	-	-
Purchase of trademark/IP	-	-
Net change in cash from investing activities	-	-
Financing Activities		
Advances to shareholder	(21,757)	(16,576)
Amount (to) from related party loan	885	(596)
Issuance of SAFEs	-	-
Issuance of Convertible Notes	-	-
Net cash used in financing activities	(20,872)	(17,172)
Net change in cash and cash equivalents	1,968	60
Cash and cash equivalents at beginning of period	1,243	1,183
Cash and cash equivalents at end of period	3,211	1,243

A BLUE EGG CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019

NOTE 1 – NATURE OF OPERATIONS AND CONSOLIDATION

A Blue Egg Corporation, which may be referred to as the "Company", was formed in Delaware on June 20, 2006. The Company is a direct-to-consumer, business-to-business, and wholesale operation that designs houseware goods for optimal hypoallergenic portability and sustainability. The company's principal revenue sources are licensing fees, design consultation fees and media and appearance fees. The Company's headquarters are in New York, New York. The company began operations in 2006.

Since inception, the Company has relied on capital infusion from the principal owner, capital and loan infusions from friends and family and revenue streams to fund its operations. As of December 31, 2020 and 2019, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 11). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 12), and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

The Company owns 100% of the member's interest of the RW Home, LLC, a Delaware Limited Liability Company and Grenier Holdings LLC, a Delaware Limited Liability Company both of which are referred to as the "subsidiaries".

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company has experienced limited operating capacity. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash Balance Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $3,211 and $1,243 of cash on hand, respectively.

Receivables, Concentration of Credit Risk and Credit Policy

The company generally does not recognize trade receivables from its licensing activities though receivables may exist from time to time. Generally fees from design consulting arrangements are uncollateralized customer obligations due under normal trade terms and primarily require pre-payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2020, the Company did not have any material accounts receivable.

Inventory

The company does not maintain a significant inventory. Inventory consists of publications and books authored by the principal for distribution and an occasional sale. Inventories are stated at the lower of cost or market value. Cost is determined by the first-in, first out (FIFO) method.

Fixed Assets

Property and equipment exist in the form of computers and office equipment. It is the responsibility of the licensee to invest in the manufacturing equipment to produce the products from which when sold generate licensing fee income. Any expenditures for renewals and improvements to existing assets that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no federal income tax provision for the Company for the year end December 31, 2020 and 2019 as the Company has net operating losses which offset the income recognized in those periods. The federal net operating loss carryforward at December 31, 2020 approximates $409,000. These carryforwards begin to expire in taxable year ending December 31, 2027.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2020, the unrecognized tax benefits accrual was zero.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling design services, branding and licensing fees, spokesperson and media appearances, publishing and on-line sales. The Company's payments are generally collected upfront, but some are on a Net 30 or Net 90 day term. The Company has not recognized deferred revenue on December 31, 2020 and 2019, respectively, for orders that have been paid but the performance obligations have not been met.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising
The Company expenses advertising costs as they are incurred. Such costs were less than $2,500 for each year ended December 31, 2020 and 2019.

Deferred Cash Compensation
The company did not incur any deferred cash compensation arrangements expense at December 31, 2020 and 2019.   Any deferred cash compensation expense would reflect the fair value of equity-based awards that have vested at the end of the reporting period and is remeasured at the end of every reporting period.

Recent Accounting Pronouncements
In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INVENTORIES

At December 31, 2020 and 2019 inventories consisted of publications and books approximating costs of $11,000 authored by the principal of the company for distribution, marketing and sale.

NOTE 4 – FIXED ASSETS AND INTANGIBLE ASSETS

Net fixed assets of $2,605 at December 31, 2020 and 2019 consists of computer and furniture and fixtures with a cost of $9,311 and accumulated depreciation of $6,706. Depreciation expense has not been recorded for the years ended December 31, 2020 and 2019 as the net fixed asset amount represents approximate salvage value.

Net intangible assets of $5,989 at December 31, 2020 and 2019 consists of total website design and development and social media branding costs totaling $35,939 and accumulated amortization of $29,950. Amortization expense has not been recorded for the years ended December 31, 2020 and 2019 as the net intangible asset amount represents approximate residual value.

NOTE 5 – SHAREHOLDER RECEIVABLE

The Company has occasionally provided advances to the principal shareholder without any formal repayment terms. As of December 31, 2020, and 2019, cumulative advances totaled $210,561 and $188,804, respectively. These advances have no interest rate or specified maturity date.

NOTE 6 – RELATED PARTY LOAN

The Company has received advances from related parties without any formal repayment terms. As of December 31, 2020, and 2019, the advances from related parties was $91,954 and $91,069, respectively. These advances have no interest rate or specified maturity date.

NOTE 7 – INCOME TAXES

The Company has filed its income tax return for the period ended December 31, 2020. Income tax returns for the years ended December 31, 2019, 2018 and 2017 will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date the tax return is filed. The Company is taxed as a C Corporation.

NOTE 8 – EQUITY

Common Stock – Class A and Class B
The Company authorized 9,500,000 shares of Class A common stock at $.0001 par value and 2,500,000 shares of Class B stock at $.0001 par value.

As of December 31, 2020 and 2019, the Company had 2,426,243 shares of Class A common stock and 2,130,000 shares of Class B common stock outstanding.

Additional Paid-In Capital
The Company has relied on capital contributions from shareholders to fund its operations. Prior to 2013, the contributions were recharacterized as additional paid in capital under informal arrangement. Additional paid in capital was $205,254 as of December 31, 2020 and 2019.

NOTE 9 – STOCK PURCHASE AND OPTION PLAN

In 2007, the Company adopted a 2007 Stock Purchase and Option Plan which permits the grant of options to purchase up to 1,000,000 of the Company's common stock.

The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. Such awards are generally granted or optioned at a price not less than the market price of the Company's stock at the date of grant or option date. Stock options generally vest over three years or at the discretion of the Board.

Outstanding option grants total 44,500 as of December 31, 2020 and 2019.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2020.

The Company entered into a virtual office lease arrangement for an office in midtown New York City. The arrangement is for a twelve month period and can be renewed at the Company's option. The lease expense for the years ended December 31, 2020 and 2019 totaled $1,000 and $2,500, respectively.

NOTE 11 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2006 and incurred a operating losses in 2007, 2008, 2009 and 2010. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 12 – SUBSEQUENT EVENTS

Litigation
The company evaluates product warranty obligations and possible litigation circumstances based on historical performance which management believes is inconsequential. At December 31, 2020, there were no pending or actual contingent claims against the Company.

COVID-19
In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the

outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through September 8, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Offering Page found on Intermediary's Portal.



Company Name	A Blue Egg Corporation
Logo	
Headline	All-in-one lifestyle brand for interior design, licensing, and real estate
Slides	
Tags	Female Founders, Black founders, Real Estate, Home, Wellness, B2B2C, Coming soon, Startups
Pitch text	**Summary**

- Multi-revenue streams: design, retail, licensing, RE development
- Named one of INC magazine's "Top 100 Female Founders" (2020)
- GRENIER HOLDINGS: equity fund to build homes using modular tech
- CLEAN DESIGN HOME™: Brand licensing for textiles & home decor
- RW HOME LLC: Interior design for residential and commercial clients
- Q1 2022: Macy's launch in 165 doors + QVC + international in UK and Japan

- Revenue positive in 2020 & 2021; projected revenue of $1.8 million in 2022

Problem

1 in 5 people have asthma or allergies

- Statistics show exponential growth in the $600B fragmented market segment for hypoallergenic and wellness products—with $10B *just for hypoallergenic products.*

- *Growth rates for eco-friendly products and wellness market are expected to increase by 50% YoY.*

- A go-to hypoallergenic brand is needed with multiple category coverage for every segment of home—from 'foundation to furnishings', from textiles to home decor.

- Sleeping takes one-third of our lives—and those with allergies need affordable hypoallergenic textiles: bed pillows, comforters, and 'clean design' down-alternative options.

- Traditional real estate building methods are inefficient—our modular building tech designs increase ROI for development.

Solution

An all-in-one Lifestyle Brand:



A BLUE EGG CORPORATION

Our family of brands has diversification of categories, allowing revenue from multiple channels: **retail**, **licensing,** and **real estate**. Investor contributions will be at the holding company level, which is called A Blue Egg Corporation—***allowing investors to receive benefit of revenue from three divisions*** of the company.

Our brands already generate revenue. We are positioned to be a leader for the eco-conscious and hypoallergenic consumer (B2C) and hospitality client (B2B) for textiles, case goods, and tableware, and other categories.



A Blue Egg family of brands

- **RW HOME LLC d/b/a ROBIN WILSON HOME** (design/IP)—design projects for residential and commercial; plus revenue from publishing/speaking/television
- **CLEAN DESIGN HOME™** (licensing)—Carl Icahn-backed WestPoint Home has licensed the brand for textiles; Q1 2022 launch at Macy's in 165 doors, followed by QVC and Belks; brand is well-positioned with licensed and private label products for whole home
- **GRENIER HOLDINGS** (real estate)—equity fund to allow us to build a subdivision using modular building tech

Founder and timeline

This New York City-based conglomerate is bootstrapped by Robin Wilson, an entrepreneur with a 20-year track record and who has authenticity due to allergies and asthma since childhood.

In 2000, she became an entrepreneur and by 2006, she launched the eponymous Robin Wilson Home. By 2008, she licensed the brand to custom cabinetry (revenue generated was over $82M, *wholesale*) sold at 400 independent cabinetry dealers; and branded textiles sold at retailers such as Bed Bath & Beyond.

After the publication of her best-selling book, *Clean Design: Wellness for your Lifestyle* (Greenleaf, 2015), the brand gained a strong consumer following.



During the 2020 pandemic, the firm pivoted to create a timeless trademarked brand, CLEAN DESIGN HOME™—which has potential for multi-product category options with licensing and private label.

Highlights since launch:

- Licensed textiles to West Point Home, backed by Carl Icahn; launching at Macy's, QVC, Belks and in UK/Japan markets
- Hospitality client contract for design and textile procurement
- ELLEN launched brand on TV for holiday giveaways (Dec 2020)
- INC magazine selected Robin Wilson as one of the "Top 100 Female Founders" (2020)
- AMAZON created CLEAN DESIGN HOME™ store as part of an entrepreneur incubator
- TV production pilot currently in review for major network
- Real estate equity fund will allow us to partner in developments to showcase our entire product line in model homes

Product

Holistic brand approach for multi-prong global revenue

  

Licensing | Textiles | Home Décor | Furniture
Hospitality | TV & Publishing | Interior Design | Modular

  

Two of our brands are licensed in cross-categories— from the foundation to the furnishings

- CLEAN DESIGN HOME™ brand has licensed hypoallergenic products for B2C (retail) and B2C (hotels) *and is in talks with a modular builder to license designs to be sold to builders.*

- RW HOME LLC brand has historical success with brand licensing, *generating $82 million+ wholesale (*2009-2018) with custom cabinetry; plus textiles sold at nationwide retailers.

Brand revenue and launch details

- B2C: Macy's will launch the CLEAN DESIGN HOME™ x Martex line in January 2022 at 165 doors nationwide, including Guam, Hawaii, and Puerto Rico. QVC and Belk's also premiere in 2022.

- B2B: Hospitality client has selected CLEAN DESIGN HOME™ brand for textiles and design. *When we hire, we will strategically pursue hospitality client business—and build a residential furnishings business.*

- GRENIER HOLDINGS equity fund for real estate subdivision acreage will generate exponential returns with modular tech; and our branded furnishings will appear in model home units.

- RW HOME LLC designs interiors for both residential and commercial clients; and brand will be licensed for modular home architectural plans.

Retail

CLEAN DESIGN HOME™ x Martex: Macy's concept shop launching Jan 2022 to showcase our hypoallergenic products.


CLEAN DESIGN
"You can't take away all of the allergens... but you can limit your exposure to them."
— Robin Wilson

Real Estate

GRENIER HOLDINGS will build subdivisions use modular tech; home decor items will appear in model units.



Design

RW HOME LLC manages brand IP: design, speaking, television and publishing (e.g. our #1 best-selling book) and partnerships.



Traction

Financials

Top line

The firm generated **~$130,000 in Q4 2020** based upon:

- Amazon/online website (B2C) generated $86,500 in sales

- Hospitality (B2B) procurement over $80,000 in a few weeks

2022: Revenues will exponentially grow due to Macy's and QVC launch of CLEAN DESIGN HOME™ x Martex brand, with plans for brand awareness—including print exposure in the Macy's HOME catalog mailed in January, plus other PR/marketing efforts.

Our projected 2022 annual revenue is $1.8M, based upon hospitality procurement sales, direct-to-consumer retail sales, interior design projects, licensed brand deals, private label partnerships, paid speaking, TV, and real estate development.

QUARTERLY REVENUE ($)



Milestones

Brand timeline highlights







O
AT HOME
AN OPRAH MAGAZINE
WIN A CHANCE TO JOIN NATE BERKUS ON OPRAH'S SHOW!
THE BEST STUFF!
How to know it when you see it (from $1.79 to $10,500)
OPRAH'S SCHOOL
Her love is in the details—a private tour
MARTHA BECK
Quality—what it can add to your life
ART SMITH'S
Mariska Hargitay
Law & Order: SVU's arresting star at home

K+BB
DESIGN + INNOVATION + LIFESTYLE
urban plan
a city-bound bath in Seattle

2000

Brand founded by CEO Robin Wilson as a design firm

2005

O at Home plus mentions in several national magazines

2009

Licensed RWH brand for cabinetry sold at 400 dealers nationwide







BED BATH & BEYOND®

Panasonic

2010

RWH brand license for textiles sold at Bed Bath & Beyond PLUS keynote panelist at 2010 Earth Day event at the Museum of Natural History, NYC

2011

RWH designs color pallet, white paper for Lake Nona-Laureate Park | Tavistock developer team of 17,000 acre property in Orlando, FL

2014

Spokesperson deal with PANASONIC USA to film segments and speak to consumers about innovation







CLEAN
WELLNESS FOR YOUR LIFESTYLE
DESIGN

2015

CLEAN DESIGN book published,
#1 on Amazon with 10 city national tour

RW HOME

CLEAN DESIGN - HOME -

2020

Logo re-design for Robin Wilson Home plus; New brand & logo created for CLEAN DESIGN HOME, with trademark registration

CLEAN DESIGN
- HOME -

2020

CLEAN DESIGN HOME launches on ELLEN during 12 Days of Christmas giveaway - over 8 million viewers for CyberMonday (Day 4 segment)





Inc.
DESIGN
The Washington Post
Bloomberg Businessweek
npr
msn
Millie.

2020

Featured press coverage on
CLEAN DESIGN HOME

Textile Market Results-2021

- CLEAN DESIGN HOME™ x Martex brand has confirmed commitments from retailers in US, UK, Japan, plus QVC;
- **Jan 2022:** Launch online and on-shelf at retailers begins in Q1 2022 with brand launch in January at Macy's (165 doors including Guam, Hawaii and Puerto Rico), plus other retailers;
- **Feb 2022:** Black History Month promotions at retailers;
- **March 2022:** Spring cleaning promotions at retailers
- Upon release on retail shelves, our brand will be the first Black international brand licensed in premium hypoallergenic textiles.

Customers

Target demographics



PRIMARY MARKET

· Organic and eco-conscious
· Home decision-makers, plus allergy sufferers
  (adults & children)

60M+ Americans



SECONDARY MARKET #1
(COUPLES/FAMILIES)

· Professional/ White Collar; Household Income:
  $150,000+; Urban/Suburban with children
· Health conscious/ Wellness-focused; Listen to
  doctors; Brand loyal



SECONDARY MARKET #2
(SINGLES/ DIVORCED/ EMPTY NESTERS)

· New/ first-time household; Household income:
  $100, 000; Urban/ Suburban
· Healty lifestyle/ Eco-conscious/ Social justice
  mindset; Willing to try new brands



TERTIARY MARKET
(MULTI-GENERATIONAL)

· Homes shared with children and grandchildren;
  Shared hoseholds often start over with new
  furniture, textiles, etc.
· Budget conscious; focus on durability with value
  pricing; Brand loyalty

Business Model

Global brand licensing and modular real estate with low overhead model





HYPOALLERGENIC BEDDING

Sheets
Pillows
Blankets
Comforters
Duvet/ Protective Covers

HYPOALLERGENIC BATH

Towels
Bath Mats
Countertop Items
Shower Liners
Accesories

SUSTAINABLE KITCHEN

Dishware
Glasses
Cutlery
Cleaning
Tabletop Textiles




SUSTAINABLE DECOR

Furniture
Object d'art
Tabletop
Lighting
Candles/ Aromatherapy

HOSPITALITY (B2B)

Textiles
Case goods
Serving/Dishware
Lighting
Furnishing

- CLEAN DESIGN HOME™ brand will be **licensed in multiple categories**: on shelf in retail, hotel rooms, furniture, lighting, and for modular home plans
- RW HOME LLC will design spaces, publish books, create television projects; and continue paid speaking events.
- GRENIER HOLDINGS equity fund will develop homes using modular tech; featuring CLEAN DESIGN HOME™ furnishings in model units.

We have a low overhead model because our licensing partners and private label entities have staff dedicated to the brand. Thus we do not have significant overhead in the areas of:

Product Design / Sales / Distribution / Inventory

Multiple business functions are outsourced such as public relations, legal. With funding, we will build an in-house team to protect and expand brand with licensing, strategy, and marketing.

Strategic plan allows multiple revenue streams

- CLEAN DESIGN HOME™ revenue is from licensing brand in multiple categories product to consolidate a fragmented, hypoallergenic marketplace.
- RW HOME LLC revenue comes from intellectual property such as publishing, speaking, media, spokesperson, television (pilot in progress) which ensures ownership of content.
- GRENIER HOLDINGS revenue will come from our equity fund as we build real estate using modular technology; strong ROI due to efficiencies, compared to traditional building.

Revenue Focus

CLEAN DESIGN HOME

License Deals
   Textiles

Partnership/Private Label Deals
   Glassware/Dishware/Cookware
   Utensils
   Aromatherapy (candles, etc.)

Private label deals in discussion
   Furniture
   Box Mattress
   Lighting
   Pet Products
   Cleaning solutions
   Décor
   Fashion

Spokesperson/Endorsement
   In current discussions to build this branch
   of the business

Market

Tapping into the multi-billion hypo-allergenic market



Consumers in every country spend the most money on products and services that promote better health.

Wellness spending by category,[1] % of annual spending on wellness products and services

¹Question: Approximately how much money have you spent on each of the following in the past 12 months? Figures may not sum to 100%, because of rounding.
Source: McKinsey Future of Wellness Survey, August 2020

McKinsey & Company

Industry analysis

- The bedroom linen segment led the global market with a value of USD $32.13B in 2018. Bedspreads, blankets, and cushion and cushion covers were the highest selling products, which helped the segment maintain the dominant position in the market.

- The bathroom linen segment is expected to register fastest CAGR of 5.02% over forecast period.

- The global Home Textile market size is expected to grow at a CAGR of 2.9% in the forecast period of 2021 to 2025, reaching USD $174B by 2025 (from USD $155.5B in 2021).

- According to McKinsey, "*We estimate the global wellness market at more than $1.5 trillion, with annual growth of 5 to 10 percent. A rise in both consumer interest and purchasing power presents tremendous opportunities for companies, particularly as spending on personal wellness rebounds after stagnating or even declining during the COVID-19 crisis. At the same time, the wellness market is getting increasingly crowded, creating the need to be strategic about where and how companies compete.*"

Our brands are poised to lead in hypoallergenic market

- Wellness market is estimated to grow to $1.5T globally until 2025.

- North America dominated the home textiles market with a share of 43.1% in 2019.





Clean Design Home products are in bedroom and bathroom linen segments, with possibility for licensing into other categories

We can tap into the wellness market with authenticity

Companies should understand that wellness consumers are not a monolithic bloc with lockstep preferences. Our survey showed that they tend to fall into distinct groups that behave very differently.

Wellness enthusiasts are high-income consumers who actively follow brands on social media, track new-product launches, and are excited about innovations.

The socially responsible prefer (and are willing to pay more for) brands that are environmentally sustainable and with clean/natural ingredients. Price-conscious consumers believe wellness products are important but meticulously compare features and benefits before purchasing to get the best deal.

Feeling good: the future of the $1.5T wellness market



Competition

Aligned with consumer needs

Female-founded, female-led brand is positioned for continued growth in the hypoallergenic and wellness market.

- **Our licensing partner, WestPoint Home is one of the largest textile manufacturers in the world—backed by Carl Icahn.**
  CLEAN DESIGN HOME™ x Martex products includes sheets, comforters, robes, towels, quilts; premiere at retail in 2022.

Q1 2022 Macy's Launch by States
165 doors in U.S. plus Hawaii, Guam, Puerto Rico



We understand what families want in a brand—*authenticity*—due to the founder's lifetime struggle of allergies and asthma.

CLEAN DESIGN HOME™ brand has an art-mark in process to limit copycat products. Our trademarks are in process for international markets (UK, Japan, US).

Vision

Use of capital

Global Growth Strategy

Robin Wilson founded an authentic brand; she is an expert as an asthma and allergy sufferer and will be a spokesperson for the brand, with other influencers providing content.

- CLEAN DESIGN HOME™ brand is confirmed to launch in the US, UK and Japan markets; brand licensing and private label partnerships into adjacent categories (cleaners, candles, pet, rugs, lighting, certification) will allow revenue multi-channel revenue growth in retail and hospitality.
- RW HOME LLC owns intellectual property including design projects, paid speaking events, publishing, and content. Appearances will drive sales and brand awareness with launch of high impact marketing, public relations and television.
- GRENIER HOLDINGS will use equity fund to participate fully in creating subdivision project(s) utilizing modular building technology and will showcase entire brand: interior design + our branded products will sell in model units.
- Key hires will drive revenue through partnerships, sales strategy, brand growth for B2C sales and B2B hospitality deals.
- Strategic collaborations and partnerships will reach new global consumers and activate new distribution points.
- Growth acceleration will be propelled with hiring key executives to protect the brand, ensure scaleability, focus growth, while maintaining lean operations:
    - Licensing/Private Label Manager

- Brand Strategist for Partnerships

- Distribution Manager

Mission and vision

WELLNESS

The home is supposed to be our sanctuary, but many products can add toxins to our environment and ecosystem. CLEAN DESIGN HOME products are minimalist in design and have a positive impact to your health. Our products do not contain added urea formaldehyde, phthalates or toxic adhesives which can add to the chemical load in your living or work space. We also provide information to help you maintain wellness.

HYPO-ALLERGENIC

Would your raise your child in a chemical factory? When a product has passed screening and is about to be added our site, our founder has asked this question of a product. Our goal is for CLEAN DESIGN HOME to be the highly selective curator of brands that will exclude items linked to skin irritations, hormone disruption and known health issues. We have private label solutions for clean, healthy, hypo-allergenic lifestyles.

SUSTAINABILITY

Eco-conscious from the foundation to the furnishings is our core purpose. We recognize that protecting the global environment requires good sourcing, ingredients, packaging and holistic decisions about our product mix and recycled or no-waste packaging. Our wood product options use sustainable cork, teak, bamboo, and vintage woods. Other products up-cycle steel, aluminum, glass and metals. Our focus is guided by a commitment to the Earth and ALL humans.

CLEAN DESIGN

Wellness for your lifestyle. The four principles of CLEAN DESIGN, is a protocol focused on hypoallergenic, sustainable, eco-friendly and wellness for a healthier lifestyle. Eliminating and managing allergic triggers will change a home environment. Most people see amazing results: fewer allergy symptoms and asthma triggers lead to easier breathing and wellness.

Our iconic logo will be well-known in multiple channels

History: Brand licensing

CLEAN DESIGN HOME™ will scale as a wellness brand by licensing the trademark into multiple product categories.

- In 2020, during COVID-19, the timeliness of creating a separate trademarked brand, CLEAN DESIGN HOME™, provided a separate explosive growth opportunity—a scaleable brand with a global focus on the wellness and eco-friendly marketplace.
- **Q4 2020:** the CLEAN DESIGN HOME™ x Martex brand was licensed to West Point Home for textiles for bed, bath and quilts. *Launched on ELLEN for national audience in December 2020.*
- **Q1 2021:** during International Home Textiles Week, the brand was presented and commitments received from Japan, UK, US retailers.
- **Q1 2022:** brand launch at retail.

Partners

- **Amazon**: Our brand was selected for an Entrepreneurial Incubator. We have a direct client partner and have been highlighted for Prime Day and Back to School; plus advertising and Fulfillment by Amazon.

- **Macy's**: CLEAN DESIGN HOME™ x Martex brand launch in January 2022 at 165 doors nationwide including Guam, Hawaii and Puerto Rico.

- **Belks**: Will launch in Q2 2022.

- **QVC**: Brand will appear in on-air appearances Q1/Q2 2022 to launch textiles. Success metrics are $250K+per minute.

- **International Retail Stores**: During Home Textiles Week 2021, our brand was picked up by retailers in the UK and Japan.

- **Hospitality**: We received $80,000+ in orders from <u>one</u> resort property in 2020 and continue to receive orders. We will pursue procurement and design relationships with other boutique hotels and resorts as a wellness/hypoallergenic/diverse brand.

- **Real Estate Development**: Our firm has partnered with a leading modular builder that is licensing our brand for designs; plus will work with us on our subdivision acreage development.

Investors

Board Members / Investors / Brand Strategic Advisors



CHARLENE JACKSON

Member Of Global Leadership Team. Former Girls Inc. Executive Management Team Member

Iron Mountain – Global Chief Diversity, Equity & Inclusion Officer.





NORA RYAN

EVP, EPIX Channel and Founding CEO, Sundance Channel; currently Exec. Dir. in nonprofit youth development

Media-savvy leader who has guided multiple television and streaming entities. Extensive media experience and brand advisor.





JIM OFFUTT

Retired, COACH N.A

First design client of RW Home. Extensive experience in retail and advisor to brand for licensing and private label.

THE UNIVERSITY OF
ALABAMA

Investment Considerations

- CLEAN DESIGN HOME™ brand is timeless, with an iconic logo to allow multiple licensing deals in various product categories.
- Currently licensed by Carl Icahn-backed WestPoint Home for textiles; launching at Macy's and QVC in Q1 2022.
- Funding will allow us to hire a professional Brand Strategist to create partnerships, private label, and licensed deals in multiple product categories through global sourcing.
- Funding will allow us to build on our multi-channel revenue strategy, including hospitality and real estate development.
- Funding will allow international brand growth and awareness for CLEAN DESIGN HOME™, RW HOME LLC, and GRENIER HOLDINGS—ensuring a holistic approach to our brands, and enabling us to lead in the highly fragmented wellness, eco-friendly, and hypoallergenic sector for residential and hospitality.

Founders

Who is Robin Wilson?



Inc.
Female Founders 100
The Top 100 Women Entrepreneurs of 2020

ECO-FRIENDLY DESIGN PIONEER

Since 2000

PRODUCT SALES FOR B2C & B2B

Since 2015

INFLUENCER & SPEAKER

Since 2005

CLEAN DESIGN HOME TRADEMARK

Since 2020

LICENSED BRAND

Since 2010

AUTHOR | MEDIA: TV, SOCIAL

Since 2006

Founder/ CEO / Entrepreneur / Author

- Founder of Robin Wilson Home, a successful eponymous brand that generated $82M+ in licensed brand revenue *(wholesale)* from 2009-2018
- Creator of newly-launched CLEAN DESIGN HOME™ brand
- Ambassador: Asthma & Allergy Foundation of America
- Board Vice Chair, Sustainable Furnishings Council (2013-15); *current ambassador to organization*
- Named to Top 20 African American Interior Designers
- Named to INC magazine list of "Top 100 Female Founders"
- Author, *CLEAN DESIGN: Wellness for your Lifestyle*
- MA, NYU (*Real Estate Finance*); BA, University of Texas-Austin

Team

	Robin Wilson	Founder	Founder/Chairman, A Blue Egg Corporation
	Hope Knight	Investor/Advisor	
	Peter Harvey	Investor/Advisor	
	Maurice DuBois	Investor	

	Dr. Cheryl Dorsey	Investor/Advisor
	Jane Krenitsky	Investor
	Gloria Reuben	Investor
	Dr. Leah Treadwell	Investor
	Laura Lee Williams	Advisor/Brand Expert
	Renan Pierre	Advisor/Architect
	Susan Inglis	Dir, Sustainable Furnishings Council
	Tracy Riese	Advisor
	Dr. Joy Touchstsone	Advisor
	Sandra Sims-Williams	Advisor
	Beth Schoenfeldt	Advisor
	Mitchell Gold	Sponsor, MG+BW National Book Tour

Perks

$1,000	Set of two, CLEAN DESIGN HOME™ Supima cotton towels
$10,000	Set of two, CLEAN DESIGN HOME™ Supima cotton towels Receive a CLEAN DESIGN HOME™ robe Autographed copy of CLEAN DESIGN: Wellness for your LIfestyle
$100,000	Accredited Investors. Receive a $25,000 discount on a luxury modular residence designed by Robin Wilson Set of two, CLEAN DESIGN HOME™ Supima cotton towels Receive a CLEAN DESIGN HOME™ robe Autographed copy of CLEAN DESIGN: Wellness for your LIfestyle

FAQ

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

What Perks will I receive as an Investor?

Perks are listed within the deck.
For investments over $250,000, investors will receive one upholstered NEST chair; plus two sets of CLEAN DESIGN HOME™ sheets annually for two years. You will also get early access to new product releases and notification of exclusive shopping or launch events; plus other perks mentioned for other levels: autographed book, robe

What are the Risks of Investing?

You can find resources on the risks to investing here:
Disclosures & Disclaimers
Additional Risks Disclosures

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

A BLUE EGG CORPORATION

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2021

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2021 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], A Blue Egg Corporation, a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $9,000,000.

See Section 2 for certain additional defined terms.

1. *Events*

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the **First Equity Financing Price** (as defined below).

(ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly

notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(iii)   If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE, as contemplated in this Section 1(a), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert this Crowd Safe to Capital Stock, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information

and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE or (ii) notify Company of its selection to receive the cash payment or shares of the most recently issued Capital Stock, as contemplated in this Section 1(b), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment contemplated in Section 1(b) that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d) **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a non-voting series of Capital Stock that is otherwise identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i) CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii) Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary or its designee as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Shares and such agreement provides that the Intermediary or its designee will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

(iii) CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the

Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital

Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application

relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to <u>Section 1</u>.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

(h)   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree,

regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of the Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the

economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6.   *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and

provided, further, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be within 25 miles of the Company's principal place of business. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(k)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

A BLUE EGG CORPORATION

By:
Name: Robin Wilson
Title: Chief Executive Officer
Address: 230 Park Ave., Suite 1000, New York, NY 10169
Email: rwilson@robinwilsonhome.com

INVESTOR:
By:
Name:

Exhibit A – CF Shadow Share Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "***Crowd SAFE***") dated [Date of Crowd SAFE] between A Blue Egg Corporation, a Delaware corporation (the "***Company***") and [Investor Name] ("***Stockholder")***. Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Crowd SAFE. In connection with a conversion of Stockholder's investment in the Crowd SAFE into Capital Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and OpenDeal Portal LLC (the "***Intermediary***") as another holder of Capital Stock of a CF Shadow Series hereby agree as follows:

1) **Grant of Irrevocable Proxy**.

   a) With respect to all of the shares of Capital Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "***Shares***"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary hereby agrees to vote all Shares consistently with the majority of the shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.

   b) The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

   c) This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2) **Legend**. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3) **Representations and Warranties**. The Stockholder represents and warrants to the Intermediary as follows:

   a) The Stockholder has all the necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

b) The Stockholder is the record owner of the Shares listed under the name on this Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4) **Equitable Remedies**. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5) **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6) **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary.

7) **Assignment**.

a) In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.
b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8) **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **INTERMEDIARY:**

By: By:
Name: Name: Authorized Signatory, OpenDeal Portal
                                                        LLC d/b/a Republic
Date   Date

EXHIBIT D

Video Transcript

Hello, my name is Robin Wilson and I am the founder of Clean Design Home, a brand that I have created to promote better living through a Clean Design ethos and aesthetic. Due to my long-time experience of battling allergies and asthma, I have created, what I call my Clean Design protocol, which is designed to prevent allergy flare-ups by controlling triggers that cause outbreaks.

My philosophy is quite simple; control the triggers and keep them away from the allergy-sufferer. As a result of my journey, I have become an expert in this field and have become a lecturer and panelist dealing with this topic. I am certified by the Asthma and Allergy Foundation (check for accuracy).

I am here to talk to you today about my latest collaboration called CLEAN DESIGN HOME x Martex, which pairs my Clean Design protocol with the venerable Martex brand of home textiles. I have already been working with Westpoint Home's Hospitality division, where I have sourced existing products for hotels and residences.

However, I am thrilled to announce that Martex has worked with me to design a new exclusive line of allergen-barrier bedding, utility, protectors and bath products—under the Clean Design Home x Martex banner— which will be launching at retail during the second half of 2021!

Again, the philosophy is simple; everything is all-cotton. 400 thread count luxury sheets and duvets; 300 thread count utility products and protectors; Supima cotton towels and low lint terry robes. Everything is finished with nice details like gray piping on the pillows and comforter inserts; a nicely embroidered CD logo on the pillowcases and robe, for example. The overriding factor, however, is that the sheets, utility and protector products are created in such a way that dust mites and other pesky triggers can't get through them! If you keep them away, you minimize the triggers. Minimize the triggers, you prevent the outbreak.

Towels and robes are the same idea; both created of low lint terry. Lint makes dust; dust can cause an asthma attack. It is all about control and prevention.

I look forward to educating all of you regarding this subject! We have so much to talk about! Hopefully soon, we can meet in-person; until then, please follow me on social media and contact me with any questions.

Thank you.

EXHIBIT E

"Testing the Waters" Material

 **Republic**

Company Name	A Blue Egg Corporation
Logo	
Headline	All-in-one lifestyle brand for interior design, licensing, and real estate
Slides	
Tags	Female Founders, Black founders, Real Estate, Home, Wellness, B2B2C, Coming soon, Startups

Pitch text	## Summary

- Multi-revenue streams: design, retail, licensing, RE development
- Named one of INC magazine's "Top 100 Female Founders" (2020)
- GRENIER HOLDINGS: equity fund to build homes using modular tech
- CLEAN DESIGN HOME™: Brand licensing for textiles & home decor
- RW HOME LLC: Interior design for residential and commercial clients
- Q1 2022: Macy's launch in 165 doors + QVC + international in UK and Japan

- Revenue positive in 2020 & 2021; projected revenue of $1.8 million in 2022

Problem

1 in 5 people have asthma or allergies

- Statistics show exponential growth in the $600B fragmented market segment for hypoallergenic and wellness products—with $10B *just for hypoallergenic products.*

- *Growth rates for eco-friendly products and wellness market are expected to increase by 50% YoY.*

- A go-to hypoallergenic brand is needed with multiple category coverage for every segment of home—from 'foundation to furnishings', from textiles to home decor.

- Sleeping takes one-third of our lives—and those with allergies need affordable hypoallergenic textiles: bed pillows, comforters, and 'clean design' down-alternative options.

- Traditional real estate building methods are inefficient—our modular building tech designs increase ROI for development.

Solution

An all-in-one Lifestyle Brand:



A BLUE EGG CORPORATION

Our family of brands has diversification of categories, allowing revenue from multiple channels: **retail**, **licensing,** and **real estate**. Investor contributions will be at the holding company level, which is called A Blue Egg Corporation—***allowing investors to receive benefit of revenue from three divisions*** of the company.

Our brands already generate revenue. We are positioned to be a leader for the eco-conscious and hypoallergenic consumer (B2C) and hospitality client (B2B) for textiles, case goods, and tableware, and other categories.



A Blue Egg family of brands

- **RW HOME LLC d/b/a ROBIN WILSON HOME** (design/IP)—design projects for residential and commercial; plus revenue from publishing/speaking/television
- **CLEAN DESIGN HOME™** (licensing)—Carl Icahn-backed WestPoint Home has licensed the brand for textiles; Q1 2022 launch at Macy's in 165 doors, followed by QVC and Belks; brand is well-positioned with licensed and private label products for whole home
- **GRENIER HOLDINGS** (real estate)—equity fund to allow us to build a subdivision using modular building tech

Founder and timeline

This New York City-based conglomerate is bootstrapped by Robin Wilson, an entrepreneur with a 20-year track record and who has authenticity due to allergies and asthma since childhood.

In 2000, she became an entrepreneur and by 2006, she launched the eponymous Robin Wilson Home. By 2008, she licensed the brand to custom cabinetry (revenue generated was over $82M, *wholesale*) sold at 400 independent cabinetry dealers; and branded textiles sold at retailers such as Bed Bath & Beyond.

After the publication of her best-selling book, *Clean Design: Wellness for your Lifestyle* (Greenleaf, 2015), the brand gained a strong consumer following.



During the 2020 pandemic, the firm pivoted to create a timeless trademarked brand, CLEAN DESIGN HOME™—which has potential for multi-product category options with licensing and private label.

Highlights since launch:

- Licensed textiles to West Point Home, backed by Carl Icahn; launching at Macy's, QVC, Belks and in UK/Japan markets
- Hospitality client contract for design and textile procurement
- ELLEN launched brand on TV for holiday giveaways (Dec 2020)
- INC magazine selected Robin Wilson as one of the "Top 100 Female Founders" (2020)
- AMAZON created CLEAN DESIGN HOME™ store as part of an entrepreneur incubator
- TV production pilot currently in review for major network
- Real estate equity fund will allow us to partner in developments to showcase our entire product line in model homes

Product

Holistic brand approach for multi-prong global revenue

  

Licensing | Textiles | Home Décor | Furniture
Hospitality | TV & Publishing | Interior Design | Modular

  

Two of our brands are licensed in cross-categories— from the foundation to the furnishings

- CLEAN DESIGN HOME™ brand has licensed hypoallergenic products for B2C (retail) and B2C (hotels) *and is in talks with a modular builder to license designs to be sold to builders.*

- RW HOME LLC brand has historical success with brand licensing, *generating $82 million+ wholesale (*2009-2018) with custom cabinetry; plus textiles sold at nationwide retailers.

Brand revenue and launch details

- B2C: Macy's will launch the CLEAN DESIGN HOME™ x Martex line in January 2022 at 165 doors nationwide, including Guam, Hawaii, and Puerto Rico. QVC and Belk's also premiere in 2022.

- B2B: Hospitality client has selected CLEAN DESIGN HOME™ brand for textiles and design. *When we hire, we will strategically pursue hospitality client business—and build a residential furnishings business.*

- GRENIER HOLDINGS equity fund for real estate subdivision acreage will generate exponential returns with modular tech; and our branded furnishings will appear in model home units.

- RW HOME LLC designs interiors for both residential and commercial clients; and brand will be licensed for modular home architectural plans.

Retail

CLEAN DESIGN HOME™ x Martex: Macy's concept shop launching Jan 2022 to showcase our hypoallergenic products.



Real Estate

GRENIER HOLDINGS will build subdivisions use modular tech; home decor items will appear in model units.



Design

RW HOME LLC manages brand IP: design, speaking, television and publishing (e.g. our #1 best-selling book) and partnerships.



Traction

Financials

Top line

The firm generated **~$130,000 in Q4 2020** based upon:

- Amazon/online website (B2C) generated $86,500 in sales

- Hospitality (B2B) procurement over $80,000 in a few weeks

2022: Revenues will exponentially grow due to Macy's and QVC launch of CLEAN DESIGN HOME™ x Martex brand, with plans for brand awareness—including print exposure in the Macy's HOME catalog mailed in January, plus other PR/marketing efforts.

Our projected 2022 annual revenue is $1.8M, based upon hospitality procurement sales, direct-to-consumer retail sales, interior design projects, licensed brand deals, private label partnerships, paid speaking, TV, and real estate development.

QUARTERLY REVENUE ($)



Milestones

Brand timeline highlights



2000

Brand founded by CEO Robin Wilson as a design firm


O
AT HOME
AN OPRAH MAGAZINE
THE BEST STUFF!
How to know it when you see it (from $1.79 to $10,500)
OPRAH'S SCHOOL
Her love is in the details—a private tour
MARTHA BECK
Quality—what it can add to your life
ART SMITH'S
WIN A CHANCE TO JOIN NATE BERKUS ON OPRAH'S SHOW!
Mariska Hargitay
Law & Order: SVU's arresting star at home

2005

O at Home plus mentions in several national magazines


K+BB
DESIGN + INNOVATION + LIFESTYLE
urban plan
a city-bound bath in Seattle

2009

Licensed RWH brand for cabinetry sold at 400 dealers nationwide

BED BATH & BEYOND

2010

RWH brand license for textiles sold at Bed Bath & Beyond PLUS keynote panelist at 2010 Earth Day event at the Museum of Natural History, NYC



2011

RWH designs color pallet, white paper for Lake Nona-Laureate Park | Tavistock developer team of 17,000 acre property in Orlando, FL


Panasonic

2014

Spokesperson deal with PANASONIC USA to film segments and speak to consumers about innovation







2015	2020	2020
CLEAN DESIGN book published, #1 on Amazon with 10 city national tour	Logo re-design for Robin Wilson Home plus; New brand & logo created for CLEAN DESIGN HOME, with trademark registration	CLEAN DESIGN HOME launches on ELLEN during 12 Days of Christmas giveaway - over 8 million viewers for CyberMonday (Day 4 segment)





2020

Featured press coverage on
CLEAN DESIGN HOME

Textile Market Results-2021

- CLEAN DESIGN HOME™ x Martex brand has confirmed commitments from retailers in US, UK, Japan, plus QVC;

- **Jan 2022:** Launch online and on-shelf at retailers begins in Q1 2022 with brand launch in January at Macy's (165 doors including Guam, Hawaii and Puerto Rico), plus other retailers;

- **Feb 2022:** Black History Month promotions at retailers;

- **March 2022:** Spring cleaning promotions at retailers

- Upon release on retail shelves, our brand will be the first Black international brand licensed in premium hypoallergenic textiles.

Customers

Target demographics



PRIMARY MARKET

- Organic and eco-conscious
- Home decision-makers, plus allergy sufferers (adults & children)

60M+ Americans



SECONDARY MARKET #1
(COUPLES/FAMILIES)

- Professional/ White Collar; Household Income: $150,000+; Urban/Suburban with children
- Health conscious/ Wellness-focused; Listen to doctors; Brand loyal



SECONDARY MARKET #2
(SINGLES/ DIVORCED/ EMPTY NESTERS)

- New/ first-time household; Household income: $100, 000; Urban/ Suburban
- Healty lifestyle/ Eco-conscious/ Social justice mindset; Willing to try new brands



TERTIARY MARKET
(MULTI-GENERATIONAL)

- Homes shared with children and grandchildren; Shared hoseholds often start over with new furniture, textiles, etc.
- Budget conscious; focus on durability with value pricing; Brand loyalty

Business Model

Global brand licensing and modular real estate with low overhead model







HYPOALLERGENIC BEDDING

Sheets
Pillows
Blankets
Comforters
Duvet/ Protective Covers

HYPOALLERGENIC BATH

Towels
Bath Mats
Countertop Items
Shower Liners
Accesories

SUSTAINABLE KITCHEN

Dishware
Glasses
Cutlery
Cleaning
Tabletop Textiles





SUSTAINABLE DECOR

Furniture
Object d'art
Tabletop
Lighting
Candles/ Aromatherapy

HOSPITALITY (B2B)

Textiles
Case goods
Serving/Dishware
Lighting
Furnishing

- CLEAN DESIGN HOME™ brand will be **licensed in multiple categories**: on shelf in retail, hotel rooms, furniture, lighting, and for modular home plans
- RW HOME LLC will design spaces, publish books, create television projects; and continue paid speaking events.
- GRENIER HOLDINGS equity fund will develop homes using modular tech; featuring CLEAN DESIGN HOME™ furnishings in model units.

We have a low overhead model because our licensing partners and private label entities have staff dedicated to the brand. Thus we do not have significant overhead in the areas of:

Product Design / Sales / Distribution / Inventory

Multiple business functions are outsourced such as public relations, legal. With funding, we will build an in-house team to protect and expand brand with licensing, strategy, and marketing.

Strategic plan allows multiple revenue streams

- CLEAN DESIGN HOME™ revenue is from licensing brand in multiple categories product to consolidate a fragmented, hypoallergenic marketplace.
- RW HOME LLC revenue comes from intellectual property such as publishing, speaking, media, spokesperson, television (pilot in progress) which ensures ownership of content.
- GRENIER HOLDINGS revenue will come from our equity fund as we build real estate using modular technology; strong ROI due to efficiencies, compared to traditional building.

Revenue Focus

CLEAN DESIGN HOME

License Deals
   Textiles

Partnership/Private Label Deals
   Glassware/Dishware/Cookware
   Utensils
   Aromatherapy (candles, etc.)

Private label deals in discussion
   Furniture
   Box Mattress
   Lighting
   Pet Products
   Cleaning solutions
   Décor
   Fashion

Spokesperson/Endorsement
   In current discussions to build this branch
   of the business

Market

Tapping into the multi-billion hypo-allergenic market

Consumers in every country spend the most money on products and services that promote better health.

Wellness spending by category,[1] % of annual spending on wellness products and services



¹Question: Approximately how much money have you spent on each of the following in the past 12 months? Figures may not sum to 100%, because of rounding.
Source: McKinsey Future of Wellness Survey, August 2020

McKinsey & Company

Industry analysis

- The bedroom linen segment led the global market with a value of USD $32.13B in 2018. Bedspreads, blankets, and cushion and cushion covers were the highest selling products, which helped the segment maintain the dominant position in the market.

- The bathroom linen segment is expected to register fastest CAGR of 5.02% over forecast period.

- The global Home Textile market size is expected to grow at a CAGR of 2.9% in the forecast period of 2021 to 2025, reaching USD $174B by 2025 (from USD $155.5B in 2021).

- According to McKinsey, "*We estimate the global wellness market at more than $1.5 trillion, with annual growth of 5 to 10 percent. A rise in both consumer interest and purchasing power presents tremendous opportunities for companies, particularly as spending on personal wellness*
 rebounds after stagnating or even declining during the COVID-19 crisis. At the same time, the wellness market is getting increasingly crowded, creating the need to be strategic about where and how companies compete."

Our brands are poised to lead in hypoallergenic market

- Wellness market is estimated to grow to $1.5T globally until 2025.

- North America dominated the home textiles market with a share of 43.1% in 2019.



Source: www.grandviewresearch.com

Clean Design Home products are in bedroom and bathroom linen segments, with possibility for licensing into other categories

We can tap into the wellness market with authenticity

Companies should understand that wellness consumers are not a monolithic bloc with lockstep preferences. Our survey showed that they tend to fall into distinct groups that behave very differently.

Wellness enthusiasts are high-income consumers who actively follow brands on social media, track new-product launches, and are excited about innovations.

The socially responsible prefer (and are willing to pay more for) brands that are environmentally sustainable and with clean/natural ingredients. Price-conscious consumers believe wellness products are important but meticulously compare features and benefits before purchasing to get the best deal.

Feeling good: the future of the $1.5T wellness market



Competition

Aligned with consumer needs

Female-founded, female-led brand is positioned for continued growth in the hypoallergenic and wellness market.

- **Our licensing partner, WestPoint Home is one of the largest textile manufacturers in the world—backed by Carl Icahn.**
  CLEAN DESIGN HOME™ x Martex products includes sheets, comforters, robes, towels, quilts; premiere at retail in 2022.

Q1 2022 Macy's Launch by States
165 doors in U.S. plus Hawaii, Guam, Puerto Rico



We understand what families want in a brand—*authenticity*—due to the founder's lifetime struggle of allergies and asthma.

CLEAN DESIGN HOME™ brand has an art-mark in process to limit copycat products. Our trademarks are in process for international markets (UK, Japan, US).

Vision

Use of capital

Global Growth Strategy

Robin Wilson founded an authentic brand; she is an expert as an asthma and allergy sufferer and will be a spokesperson for the brand, with other influencers providing content.

- CLEAN DESIGN HOME™ brand is confirmed to launch in the US, UK and Japan markets; brand licensing and private label partnerships into adjacent categories (cleaners, candles, pet, rugs, lighting, certification) will allow revenue multi-channel revenue growth in retail and hospitality.
- RW HOME LLC owns intellectual property including design projects, paid speaking events, publishing, and content. Appearances will drive sales and brand awareness with launch of high impact marketing, public relations and television.
- GRENIER HOLDINGS will use equity fund to participate fully in creating subdivision project(s) utilizing modular building technology and will showcase entire brand: interior design + our branded products will sell in model units.
- Key hires will drive revenue through partnerships, sales strategy, brand growth for B2C sales and B2B hospitality deals.
- Strategic collaborations and partnerships will reach new global consumers and activate new distribution points.
- Growth acceleration will be propelled with hiring key executives to protect the brand, ensure scaleability, focus growth, while maintaining lean operations:
  - Licensing/Private Label Manager

- Brand Strategist for Partnerships

- Distribution Manager

Mission and vision

WELLNESS

The home is supposed to be our sanctuary, but many products can add toxins to our environment and ecosystem. CLEAN DESIGN HOME products are minimalist in design and have a positive impact to your health. Our products do not contain added urea formaldehyde, phthalates or toxic adhesives which can add to the chemical load in your living or work space. We also provide information to help you maintain wellness.

HYPO-ALLERGENIC

Would your raise your child in a chemical factory? When a product has passed screening and is about to be added our site, our founder has asked this question of a product. Our goal is for CLEAN DESIGN HOME to be the highly selective curator of brands that will exclude items linked to skin irritations, hormone disruption and known health issues. We have private label solutions for clean, healthy, hypo-allergenic lifestyles.

SUSTAINABILITY

Eco-conscious from the foundation to the furnishings is our core purpose. We recognize that protecting the global environment requires good sourcing, ingredients, packaging and holistic decisions about our product mix and recycled or no-waste packaging. Our wood product options use sustainable cork, teak, bamboo, and vintage woods. Other products up-cycle steel, aluminum, glass and metals. Our focus is guided by a commitment to the Earth and ALL humans.

CLEAN DESIGN

Wellness for your lifestyle. The four principles of CLEAN DESIGN, is a protocol focused on hypoallergenic, sustainable, eco-friendly and wellness for a healthier lifestyle. Eliminating and managing allergic triggers will change a home environment. Most people see amazing results: fewer allergy symptoms and asthma triggers lead to easier breathing and wellness.

Our iconic logo will be well-known in multiple channels

History: Brand licensing

CLEAN DESIGN HOME™ will scale as a wellness brand by licensing the trademark into multiple product categories.

- In 2020, during COVID-19, the timeliness of creating a separate trademarked brand, CLEAN DESIGN HOME™, provided a separate explosive growth opportunity—a scaleable brand with a global focus on the wellness and eco-friendly marketplace.
- **Q4 2020:** the CLEAN DESIGN HOME™ x Martex brand was licensed to West Point Home for textiles for bed, bath and quilts. *Launched on ELLEN for national audience in December 2020.*
- **Q1 2021:** during International Home Textiles Week, the brand was presented and commitments received from Japan, UK, US retailers.
- **Q1 2022:** brand launch at retail.

Partners

- **Amazon**: Our brand was selected for an Entrepreneurial Incubator. We have a direct client partner and have been highlighted for Prime Day and Back to School; plus advertising and Fulfillment by Amazon.

- **Macy's**: CLEAN DESIGN HOME™ x Martex brand launch in January 2022 at 165 doors nationwide including Guam, Hawaii and Puerto Rico.

- **Belks**: Will launch in Q2 2022.

- **QVC**: Brand will appear in on-air appearances Q1/Q2 2022 to launch textiles. Success metrics are $250K+per minute.

- **International Retail Stores**: During Home Textiles Week 2021, our brand was picked up by retailers in the UK and Japan.

- **Hospitality**: We received $80,000+ in orders from <u>one</u> resort property in 2020 and continue to receive orders. We will pursue procurement and design relationships with other boutique hotels and resorts as a wellness/hypoallergenic/diverse brand.

- **Real Estate Development**: Our firm has partnered with a leading modular builder that is licensing our brand for designs; plus will work with us on our subdivision acreage development.

Investors

Board Members / Investors / Brand Strategic Advisors



CHARLENE JACKSON

Member Of Global Leadership Team. Former Girls Inc. Executive Management Team Member

Iron Mountain – Global Chief Diversity, Equity & Inclusion Officer.





NORA RYAN

EVP, EPIX Channel and Founding CEO, Sundance Channel; currently Exec. Dir. in nonprofit youth development

Media-savvy leader who has guided multiple television and streaming entities. Extensive media experience and brand advisor.





JIM OFFUTT

Retired, COACH N.A

First design client of RW Home. Extensive experience in retail and advisor to brand for licensing and private label.

THE UNIVERSITY OF
ALABAMA

Investment Considerations

- CLEAN DESIGN HOME™ brand is timeless, with an iconic logo to allow multiple licensing deals in various product categories.
- Currently licensed by Carl Icahn-backed WestPoint Home for textiles; launching at Macy's and QVC in Q1 2022.
- Funding will allow us to hire a professional Brand Strategist to create partnerships, private label, and licensed deals in multiple product categories through global sourcing.
- Funding will allow us to build on our multi-channel revenue strategy, including hospitality and real estate development.
- Funding will allow international brand growth and awareness for CLEAN DESIGN HOME™, RW HOME LLC, and GRENIER HOLDINGS—ensuring a holistic approach to our brands, and enabling us to lead in the highly fragmented wellness, eco-friendly, and hypoallergenic sector for residential and hospitality.

Founders

Who is Robin Wilson?



ECO-FRIENDLY DESIGN PIONEER	PRODUCT SALES FOR B2C & B2B
Since 2000	Since 2015

INFLUENCER & SPEAKER	CLEAN DESIGN HOME TRADEMARK
Since 2005	Since 2020

LICENSED BRAND	AUTHOR | MEDIA: TV, SOCIAL
Since 2010	Since 2006

Founder/ CEO / Entrepreneur / Author

- Founder of Robin Wilson Home, a successful eponymous brand that generated $82M+ in licensed brand revenue *(wholesale)* from 2009-2018

- Creator of newly-launched CLEAN DESIGN HOME™ brand

- Ambassador: Asthma & Allergy Foundation of America

- Board Vice Chair, Sustainable Furnishings Council (2013-15); *current ambassador to organization*

- Named to Top 20 African American Interior Designers

- Named to INC magazine list of "Top 100 Female Founders"

- Author, *CLEAN DESIGN: Wellness for your Lifestyle*

- MA, NYU (*Real Estate Finance*); BA, University of Texas-Austin

---

Team

	Robin Wilson	Founder	Founder/Chairman, A Blue Egg Corporation
	Hope Knight	Investor/Advisor	
	Peter Harvey	Investor/Advisor	
	Maurice DuBois	Investor	

	Dr. Cheryl Dorsey	Investor/Advisor
	Jane Krenitsky	Investor
	Gloria Reuben	Investor
	Dr. Leah Treadwell	Investor
	Laura Lee Williams	Advisor/Brand Expert
	Renan Pierre	Advisor/Architect
	Susan Inglis	Dir, Sustainable Furnishings Council
	Tracy Riese	Advisor
	Dr. Joy Touchstsone	Advisor
	Sandra Sims-Williams	Advisor
	Beth Schoenfeldt	Advisor
	Mitchell Gold	Sponsor, MG+BW National Book Tour

Perks

$1,000	Set of two, CLEAN DESIGN HOME™ Supima cotton towels
$10,000	Set of two, CLEAN DESIGN HOME™ Supima cotton towels Receive a CLEAN DESIGN HOME™ robe Autographed copy of CLEAN DESIGN: Wellness for your LIfestyle
$100,000	Accredited Investors. Receive a $25,000 discount on a luxury modular residence designed by Robin Wilson Set of two, CLEAN DESIGN HOME™ Supima cotton towels Receive a CLEAN DESIGN HOME™ robe Autographed copy of CLEAN DESIGN: Wellness for your LIfestyle

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.
What Perks will I receive as an Investor?	Perks are listed within the deck. For investments over $250,000, investors will receive one upholstered NEST chair; plus two sets of CLEAN DESIGN HOME™ sheets annually for two years. You will also get early access to new product releases and notification of exclusive shopping or launch events; plus other perks mentioned for other levels: autographed book, robe
What are the Risks of Investing?	You can find resources on the risks to investing here: Disclosures & Disclaimers Additional Risks Disclosures
What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?	Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering. |